

July 3, 2012

Via E-mail
Barry Underhill
Chief Executive Officer
Altona Resources Inc.
3414 Pino Circle
Las Vegas, NV 89121

> **Re:** **Altona Resources Inc.**
> **Registration Statement on Form S-1**
> **Filed June 4, 2012**
> **File No. 333-181872**

Dear Mr. Underhill:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 Filed June 4, 2012

General

1. You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example in the document, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make similar revisions elsewhere as appropriate. If parallel information appears at

more than one place in the document, provide in your response letter page references to all responsive disclosure.

2. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

    •   Describe how and when a company may lose emerging growth company status;

    •   Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

    •   State your election under Section 107(b) of the JOBS Act:

        o   If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

        o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

    In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

    Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provide in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3. General Instruction II.A to Form S-1 directs those responsible for preparing the registration statement to Regulation C, which "contains general requirements regarding the preparation and filing of the registration statement." Rule 421(b) under Regulation C states in part that you must "present the information in a prospectus in a clear, concise and understandable manner." It appears that the current version of the prospectus fails to

meet that standard insofar as it includes multiple instances of incomplete, stale, or inconsistent disclosure. Please substantially revise the prospectus so that the disclosure you provide is current, accurate, and complete. The following are only examples of inconsistencies or incomplete references we observed. Further explanation is required to reconcile the various statements, if you do not delete or further support them. In your letter of response, please explain precisely how and where in your amended document you have addressed each such statement:

- On the same page, you indicate both "2,000,000 Minimum – 4,000,000 Maximum" and "[w]e are offering 1,000,000 shares minimum, 2,000,000 shares maximum of our common stock" (page 3);
- You indicate that the offering price per share is "$0.05" and that "[t]he offering price is $0.10 per share" (page 3);
- You state that "[w]e intend to explore for gold on the claim" and refer to your "mineral claim" (page 5);
- You disclose different net proceed amounts at pages 5 and 12;
- At page 8, you refer to the possibility of a purchaser being "an additional general partner";
- "[T]he net tangible book value of the 14,000,000 shares to be outstanding will be $70,000" (page 13);
- You refer to "an immediate dilution from $0.05 per share to $0.05 per share" (page 13);
- "[T]he net tangible book value of the 13,000,000 shares to be outstanding will be $65,000 or approximately $16.67 per share" (page 14);
- "The net tangible book value of the shares held by our existing stockholders will be increased by $83.33 per share" (page 14);
- "[T]he net tangible book value of the 12,000,000 shares to be outstanding will be $60,000" (page 14);
- "Number of shares after offering assuming the sale of the maximum number of shares: 40,000,000" (page 14);
- "Percentage of capital contributions by existing shareholders: 9.09%, 11.76%, and 16.67%" (page 15);
- "Percentage of ownership after offering: 16.67%, 13.04%, and 9.09%" (page 15);
- Inconsistent references on the same page to the total number of wells to be drilled (page 20);
- References to "the gold industry" and to "restricting the prices at which a producer may sell its gold, or the market demand for gold" (page 27);
- Footnote reference with no corresponding text (page 34); and
- The statement at page 46 (F-7) that your operations are "outside the United States" when you state at page 38 that you use "approximately 10 square feet of space at Mr. Underhill's office [presumably in Las Vegas] for our operations."

Outside Front Cover Page of the Prospectus, page 3

4.   Please disclose whether you intend to have your common stock listed or quoted or otherwise develop a public market following this offering.

MD&A of Financial Condition and Results of Operation, page 19

Milestones, page 20

5.   We note your statement that drilling will cost $20.00 per foot and that you plan to drill up to three wells to a maximum depth of 2,000 feet. As a three well scenario at this maximum depth and cost per foot apparently would cost approximately $120,000, please explain how you arrived at a ceiling of $100,000. Also revise to make clear how this disclosure is consistent with and relates to the three-phase disclosure which appears at pages 27 to 28. In that regard, we note that "Phase 2 for one property will be approximately $50,000." Further, considering that neither of your officers appears to have related geological experience, briefly explain to us how you derived estimates for these disclosures and the other well related costs presented under Use of Proceeds at page 12, including whether these estimates are tailored to the particular areas you have "targeted" as described at page 19.

Business, page 22

Acquisition and Drilling of Undeveloped Properties, page 22

6.   Explain your disclosure at page 22 that you will seek properties that have the potential to "generate cash distributions to our investors equal to 100% of their capital contributions within three years after the end of the offering period." We note that at page 37 under "Cash Dividends," you state that it is your "present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in our business operations."

Management, page 32

Background of Officers and Directors, page 32

7.   Please ensure that your disclosure in this section is current. For example, it appears that Mr. Underhill serves Abington Ventures Inc. in additional capacities which you do not identify.

Conflicts of Interest, page 34

8.   Your assertion that neither individual will be "subject to conflicts of interest, since we will not acquire any additional properties" requires further explanation. Among other things, it is unclear why you refer to "additional properties." Please revise accordingly.

Recent Sales of Unregistered Securities, page 50

9.   The disclosure in this section does not appear to be consistent with the disclosure which appears at page 21 indicating that the shares were issued "pursuant to the exemption from registration contained in Regulation S of the Securities Act of 1993 [sic]." Please provide the disclosure that Item 701 of Regulation S-K requires with regard to all such sales.

Signatures, page 54

10.   Provide conformed signatures, designated by "/s/", to indicate clearly that the individuals have signed the registration statement. Please refer to Securities Act Rule 402 in that regard.

Exhibit 3.2 – Bylaws

11.   We note that the bylaws describe the powers and duties of the corporate Secretary. If all referenced corporate records and stock transfer books are maintained in China, please disclose this in the amended registration statement. Also confirm that the Secretary has been able to fulfill these various duties although resident in China, or provide corresponding risk factor and other disclosure as appropriate.

Exhibit 5.1 – Opinion of Counsel

12.   Explain to us why the location given for the company's "registered office" differs from the mailing address listed for its executive office as it appears on the cover page of the Form S-1.

13.   Obtain a new or revised opinion of counsel which accurately reflects the number of authorized shares of common stock, or explain to us why the number which appears in the articles of incorporation filed as exhibit 3.1 is incorrect in that regard.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721, or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Mr. Conrad C. Lysiak